Exhibit 99.1

Interxion Files 2012 Dutch Statutory Annual Report

AMSTERDAM 31 May 2013. INTERXION HOLDING N.V. (NYSE: INXN), a leading European provider of carrier and cloud neutral colocation data centre services, today announced that it has filed its 2012 Dutch Statutory Annual Report with the Securities and Exchange Commission. The 2012 Dutch Statutory Annual Report can be found under the “Annual Reports” link on the company’s website at investors.interxion.com as well as on the SEC website at www.sec.gov. In addition, shareholders may request a hard copy of the 2012 Dutch Statutory Annual Report, which includes the company’s complete audited financial statements, free of charge by contacting Interxion Investor Relations at Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands, Attention: Investor Relations or by email at IR@interxion.com.

About Interxion

Interxion (NYSE: INXN) is a leading provider of carrier and cloud neutral colocation data centre services in Europe: it serves a wide range of customers through 34 data centres in 11 European countries. Interxion’s uniformly designed, energy-efficient data centres offer customers extensive security and uptime for their mission-critical applications. With connectivity provided by more than 450 fixed and mobile carriers and ISPs, and 18 European Internet exchanges, Interxion has created cloud, content, finance and connectivity hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

Contact:

Jim Huseby

Investor Relations

Interxion

Tel: +1-813-644-9399

IR@interxion.com